December 23, 2022

VIA EMAIL

Board of Directors

Healthcare Triangle, Inc.

Dear Board members:

I regret to inform you that I hereby resign from the Board of Directors and all committees of Healthcare Triangle, Inc., effectively immediately. In light of the recent developments, I have determined that I will no longer be able to effectively serve in the Board capacity and committee positions. My resignation is not the result of any disagreement with the Company’s operations, policies or practices.

I wish each of you and Healthcare Triangle, Inc. much success.

Sincerely,

/s/ Jeffrey S. Mathiesen

Jeffrey S. Mathiesen